BANCO ITAÚ HOLDING FINANCEIRA S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2007

We present below the main results of Banco Itaú Holding Financeira (Itaú) for the period from January to September 2007. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.

Consolidated net income of Itaú accumulated to September totaled R$ 6,444 million, with annualized return of 33.3% on average equity. Consolidated stockholders’ equity totaled R$ 28,003 million, a 29.1% increase as compared to September 2006, and referential equity, used for purposes of calculating operating limits, was R$ 36,217 million.

2.

Itaú’s consolidated assets totaled R$ 298,484 million, a 44.2% increase as compared to September 2006. The loan portfolio, including endorsements and sureties, grew 26.9% as compared to the same period of 2006, totaling R$ 114,071 million. Excluding mandatory loans and those from Argentina, Chile and Uruguay, the increase in the credit to individual segment was 31.3%, reaching R$ 49,174 million, and in the very small, small and middle market company segment, the increase was 26.4% as compared to September 2006, totaling R$ 19,633 million. Total free, raised and managed own assets increased 31.3% as compared to the same period in the prior year, totaling R$ 463,737 million. Savings deposits increased 23.0%. Technical provisions of insurance, pension plan and capitalization reached R$ 22,466 million, an increase of 28.1% as compared to September 2006.

3.

Itaú paid or provided for its own taxes and contributions in the amount of R$ 5,885 million for the period from January to September 2007. Additionally, the amount of R$ 5,792 million in taxes was withheld and collected from clients and was directly levied on financial operations.

4.

Itaú employed 63,743 people at the end of September 2007. The employees’ fixed compensation plus charges and benefits totaled R$ 3,366 million in this period. Welfare benefits granted to employees and their dependants totaled R$ 591 million, and investment in education, training and development programs totaled R$ 56 million.

5.	In the third of quarter 2007, we highlight the following significant events:

•       Disposal of 53.8 million common shares (8.73% of total capital) of Redecard S.A. Each share was traded at R$ 27.00, generating a positive impact of R$ 1 billion (after taxes) on the result for the third quarter. Itaú continues taking part in the Company’s control by means of a shareholders’ agreement and with two members in the Board of Directors.

•       Association with Daewoo Securities and KDB Asset Management to launch a fund that will invest in shares and fixed-income securities, offering a selection of portfolios to Korean investors which want to invest in Brazilian assets. This initiative has made Itaú the first Latin American bank to operate as a fund advisor in the South Korean capital market.

•       In September, Itaú implemented a reduction in current account fees. This action has extinguished and caused a reduction of up to 12% in the package fees for its individual clients. In the beginning of October, the action was extended to its corporate clients. The current account package fees for companies suffered a reduction of up to 8%.

6.

On October 18, Banco Itaú announced the incorporation of Kinea, a company specialized in the management of alternative investments, which will start operating with Hedge and Real Estate Equity Funds targeted at high net worth individual and corporate clients, thus extending the range of products to clients.

7.

On October 26, the Initial Public Offering of Bovespa Holding S.A. was carried out. With the offer, Itaú Holding sold 11.4 million shares it held in the company for R$ 23.00 per share. The operation should impact the result for the fourth quarter of 2007 by approximately R$ 239 million (before taxes). With the conclusion of this operation, Itaú has 4.0% stake in the capital stock of the company, corresponding to a market value of R$ 653 million.

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2007	fls.2

8.

Itaú’s preferred shares rose 42.3% as compared to the quotation of September 30, 2006. The market value of Itaú was R$ 110,747 million in the Stock Exchanges at the end of September 2007, an increase of 44.9% as compared to the same period of 2006.

9.

At the Extraordinary Stockholders’ Meeting held on August 27, the stockholders decided to split the shares of the capital stock, aiming at increasing the liquidity of shares by adjusting the share price to a more attractive trading level. The split was carried out in the Stock Exchanges on October 1st.

10.

For the eighth consecutive year, Itaú has been selected to be part of the select group of 318 companies which make up the Dow Jones Sustainability World Index (DJSI), being the only Latin American bank included in the index since it was created.

11.

Itaú was considered, for the third time in a row, the Most Sustainable and Ethical Bank in Latin America by Latin Finance magazine and Management & Excellence consulting firm. Banco Itaú BBA received, for the second time, the RiskBank Award, in the Wholesale Bank Category, granted by Lopes Filho & Associados. In October, Itaú was also ranked first in the listed company category of the Abrasca (Brazilian Association of Listed Capital Companies) Award for Best Annual Report for the second time, and it was considered the Best Company and awarded the Best Social and Environmental Responsibility practice by IstoÉ Dinheiro magazine in the Banks category. Banco Itaú and Itaú Vida e Previdência were elected the most admired companies in the bank and private pension segments, respectively, in a survey conducted by Carta Capital magazine in partnership with TNS InterScience.

12.	In the period from January to September 2007, R$ 130 million were invested in social and cultural projects. The following initiatives undertaken in the third quarter should be highlighted:

   •    Social: launch of the second edition of “Itaú Criança" (Itaú Child) with the purpose of mobilizing employees and clients for the assurance of the right to quality education topic; selection of 35 winning regional projects of the seventh edition of the Itaú-Unicef Award; start of training under the Improvement of Municipal Education program in the States of Goiás and Piauí, which involved 50 municipalities with low Development Indexes of K-4 Education; and the beginning of the first class of the Social Projects Economic Evaluation Course in Belo Horizonte, attended by 36 representatives of NGOs and government bodies.

  •    Cultural: Up to September, the headquarters of Instituto Itaú Cultural in São Paulo was visited by over 217,000 people. Highlight in the quarter, the launch of the monthly magazine Continuum, which addresses Brazilian art and culture topics; the second edition of “Antídoto” – International Seminar on Cultural Actions in Conflict Zones, conducted in partnership with the AfroReggae Cultural Group, and the fifth edition of the “Onda Cidadã” (communal wave) program, with the attendance of 40 entities from 11 states. The “Rumos” (directions) program received over 3,500 enrollments for the categories Music, Literature, Cultural Journalism and Cultural Management Research.

  •    Environment: launch of Fundo Itaú Renda Fixa Ecomudança (fixed-income fund), which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects through the offset of carbon emissions.

São Paulo, November 5, 2007.

Olavo Egydio Setubal
Chairman of the Board of Directors

Alfredo Egydio Setubal
Investor Relations Officer